INVEST IN **BRITE TRACE**

Improving quality of life for individuals with dementia.



LEAD INVESTOR



Garrett French Owner, CitationLabs.com

I doubled my initial investment in Brite Trace after a 30 minute call with Danten and Nolan. They're smart, passionate, energetic and have a clear road map towards improving care outcomes for patients with Alzheimer's. In short, Louisville NEEDS THESE GUYS to go big. And they have that rare combination of humility AND hunger that will make it happen. Lastly, they're committed to giving back to the Louisville startup ecosystem with advice, guidance and eventually investment. Trifecta! Go Brite Trace!

Invested $10,000 this round

britetrace.co Louisville KY

Software | App | Product | Minority Founders | Senior Citizens

Highlights

1. 🧠 Strong research team with 60+ years of experience.
2. 📈 Projected to be cash flow positive by 2025 (not guaranteed).
3. 🏆 Board includes Karla Jarvis, recipient of TODAY's number-one woman to follow award in 2020.
4. 💻 Research team has been awarded over $15 Million of grant funding for previous projects
5. 👨‍⚕️ CRO is a Certified Dementia Care Specialist

5. 👨‍⚕️ CRO is a Certified Dementia Care Specialist

6. 🎓 Founders hold an Entrepreneurship MBA's from the University of Louisville - a top 35 MBA Program
7. 💰 $355B in the dementia care industry

Our Team

Danten Rice Co-Founder, CEO



A 24 year old serial entrepreneur who's purpose is to give back to the world. In 2021, I graduated from the University of Louisville through the Masters of Entrepreneurship program and became the first person in my family to earn their masters.

We chose this idea because of the current need to help people struggling with Dementia. Each member on our team has experienced a time in our life where we had to care with someone with Dementia. Our mission is to improve the emotional connection between families and their loved one so we can help make their caregiving process manageable.



Nolan Carrico Co-Founder, COO

Nolan graduated from UofL's Innovation MBA program in 2021, with a goal of making a positive difference. Doing so using his biology background, artistic sensibility, and past experiences with dementia to build products that provide a genuine impact.



Jeff Beaty CRO

Jeff has an EdD in health sciences and has been in the healthcare industry for 30+ years. He is also a Qualified Dementia Care Specialist who helps the team build a research driven product.



Jonathan Brown CTO

Jonathan graduated from the University of Kentucky's Global Scholar Program (2019). He has worked in Corporate Finance, Capital Management, IT Consulting, & Product. Most recently he was named to Cognizant's Rookie Consultant Of The Year list (2021).

Pitch


Brite Trace
Empowering Dementia Caregivers


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Dementia Facts & Figures
TODAY
2050
6.2M
Americans With Dementia Today
13.8M
Americans With Dementia by 2050




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Cost of Treating Dementia
TODAY
2050
$355B
Without including unpaid care
$1.1T
Without including unpaid Care in 2050


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Hidden Costs to Family Caregivers
$257B
Unpaid Care in 2020
$638B
Costs to Family Caregivers in 2050


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Addressing the Pain Points
Problem 1: Caregivers face Significant Challenges
Pain Points
- Difficulties in Coordinating Care
- Difficulties accessing caregiving information
- Desire to keep loved one in home
- Out of pocket expenses
- Stress, Anxiety, Stigma


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Addressing the Pain Points
Problem 2: Dementia Care is Unpersonalized
Pain Points

- Generalized Care Recommendations
- Lack of "Patient Centered Care"
- Frequent Caregiver Turnover
- Residential Dementia Care is Expensive
- Fatigue and Depression

Brite Trace

How Memory Care Differs From Traditional Healthcare



- Focus on **personalized care**
- Care and planning around **likes, dislikes and personality**
- Improved care when common **problematic behaviors are identified**
- **Personalized memory and learning activities** stimulate cognitive function

Brite Trace

Introducing:

Brite Trace Caregiving

An unprecedented tool using a personalized profile that provides actionable insights to help caregivers connect with and help their loved one with Dementia


Brite Trace Caregiving

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Personalized Profile

Document your loved one's story, through our extensive questionnaire of over 60 unique questions.


Personalized Profile
Daniel Taylor
Add more to Daniel's story
Personalized Profile

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Actionable Insights

- **Guided suggestions to address individual Dementia symptoms based on information in the personal profile.**


Actionable Insights
Actionable Insights

- Insights are **interactive** to capture effectiveness of suggestion
- **Success checkpoints** provide a record of effective strategies that help with future caregiving approaches.



Yes, this was successful
No, this was unsuccessful
Learn more about signs of Apathy
If this approach is not effective in the future, click the button below to receive new suggestions on how to address Daniel's apathy.
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Actionable Insights



Daniel has become apathetic since being unable to enjoy activities such as gardening.

Brite Trace knows about Daniel's current trends, strong relationship with his daughter, Sarah, and his passion for baking

Suggested to have Daniel bake a meal with his daughter, and suggest a new stage-appropriate hobby such as painting

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PRODUCT FEATURES

Personalized Profiles
Individualizing narratives and history

Care Touchpoints
For caregivers to document symptom progression

Actionable Insights
Leveraging data to improve suggested patient outcomes

Digital Footprint
Legacy creation through capturing memories and information

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Supporting Features

Mood Tracker + Daily Log
- 1-10 scale mood tracking.
- Red, Yellow, Green Day scale.

Trend Calendar
- Daily Log tracking.
- Mood Tracker graphics.

Care Community
- Combines Personalized Profile with Care Touch Points.
- Care coordination through shareable Personalized Profile.

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Software Development/Management

Wireframe / MVP
Validation & Usefulness

Secure
Privacy & Compliance

Certified
SOC 2 and HIPAA compliant

Intuitive
Easy-to-use

Beautiful
Aesthetic appeal

Software Development Team

Elecsis

- Over 10 years of development experience, serving clients in North America and Latin America.
- Expertise in creating software solutions for hospitals, clinics, and medical centers, utilizing AI/ML functionality.
- Hosts in-house design and marketing teams, ensuring intuituve UI and an inviting user experience.

Software | Design | Marketing

Management Team

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Danten Rice, MBA
CEO

Partnership Development
Customer Engagement
Financial Management



Nolan Carrico, MBA
COO

Product Management
Business Development
Regulatory Policy



Jeff Beaty, D.H.Ed
CRO

Dementia Care Specialist
Research Management
Grant Funding Expertise



Jonathan Brown
CTO

Strategy Advisor
Brand Management
Sales Enablement

Advisory Board

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Linda Long
CEO, Green Spring Marketing

- Marketing Strategy
- Community Connections



Dan Murphy
Dir., *Slingshot Ventures*

- Software and App Development
- Go-to-Market Strategy



Karla Jarvis
MSN, FNP-C

- 25 Years in Healthcare
- Clinical Senior Care Experience

UL TRAGER INSTITUTE | Republic Bank Foundation Optimal Aging Clinic

Plans And Pricing

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Package 1

Free

- Educational Center
- Creative Content
- Memory Storage
- Basic Profile Setup

Package 2

$5

- Monthly Subscription
- Dementia Care Courses
- Advanced Profile Setup
- Product Training

Package 3

$10

- Monthly Subscription
- Personalized Insights
- Digital Footprint
- Community Support

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Growth Strategy



Business Development
Customer Acquisition

- Strategic Organization Partnerships (Ex. Trager)
- Access to unique user bases & research experts

Marketing & Sales
Brand Awareness

- Targeted Social Media Marketing
- Brand Creation
- Industry Events

Customer Service
Retaining Customers

- Dedicated customer care representatives
- Customer Feedback System in place

Product Development
Staying Competitive

- Consumer product advisory board to drive consumer features
- Continued collaboration with industry care experts

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Milestones and Path Forward

Start

Spring 2022
Customer Discovery and Business Model Validation
Angel Investment Accredited

Fall 2022
Grant Projects Development
Begin product development

Spring 2023
Product Development Completed
Grants Completed

Summer 2023
Product Launch

Fall 2025
Cash Flow Positive
Market Expansion

Finish

Forward looking projections cannot be guaranteed.

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Financial Projections

Forward looking Projections can't be guaranteed

	2023	2024	2025	2026	2027
B2C Subscriptions	5,562	15,453	46,358	92,716	185,431
Revenue ($)	189.960	480,000	950,000	2,850,000	6,650,000
Operating Expenses ($)	466,419	749,887	805,710	1,110,238	1,382,310
EBITDA ($)	(276,459)	(269,887)	144,290	1,739,762	5,267,690
Net Income ($)	(276,459)	(269,887)	144,290	1,213,865	3,160,614
Gross Margin %	-146%	-56%	15%	61%	79%


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Use of Funds
Seed $250K
Jan 2022/ 10% Equity
Sales & Marketing 20%
Product 35%
Administration 35%
On going Tech 10%


Expansion Strategy
UNITED STATES VETERAN
B2B
Brite Trace


Exit Strategy
SentryHealth
MAP Care Solutions
LOUISVILLE HEALTHCARE CEO COUNCIL
AGING2.0
APPRISS HEALTH
PATIENTPING
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thank you
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Technologies